Rule 12g3-2(b) File No. 82/5168

02034464

orange™

Siège Social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone: +33 1 44 44 32 36/39
Facsimile: +33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

23 May 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 30 April 2002, "Board Appointments",
- Press release dated 7 May 2002, "Orange SA Appoints Simon Duffy as Chief Financial Officer".

ORANGE SA APPOINTS SIMON DUFFY AS CHIEF FINANCIAL OFFICER

London. 7 May 2002. Orange SA, one of the world's leading communications companies, today announces the appointment of Simon Duffy as its new Chief Financial Officer.

Reporting to Jean-François Pontal, Chief Executive Officer of Orange SA, Simon officially took up his post today. In his new role Simon is responsible for financial management across the Orange group and, accordingly, will be proposed for appointment to the board of Orange SA on 15 May. He is based at the Orange George Street office in London.

Graham Howe, previously Chief Financial Officer, this week takes up the newly-created position of Chief Operating Officer, alongside his existing position of Deputy Chief Executive.

Prior to joining Orange, Simon, 52, was Chief Executive Officer of Denmark-based wireless data company End2End. Simon joined End2End from internet service provider World Online where, as Chief Executive Officer and Deputy Chairman, he led the company's IPO and subsequent sale to Tiscali.

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Previously Simon spent eight years at music company EMI Group, formerly Thorn EMI, where he was Group Finance Director and Deputy Chairman. Before this, Simon worked for three years at Guinness plc as Director of Corporate Finance and then for three years as Operations Director of United Distillers, the spirits company of Guinness.

Educated at Oxford University and Harvard Business School, Simon previously also held positions at Consolidated Gold Fields, Bain and Company, Shell and N.M. Rothschild and Sons. Simon remains a non-executive director of GWR Group, the UK's leading commercial radio company, and of Imperial Tobacco Group.

Simon's interests outside work include music, literature science and politics. He is a Fellow of the Royal Society of Arts and lives in London and Oxfordshire with his wife and two sons.

Jean François Pontal, Chief Executive Officer, Orange SA said: "I am pleased to welcome Simon to Orange. Simon has extensive experience and learning from working in a range of businesses. In his new role he will play a key part in the development and evolution of Orange - not least in freeing Graham to focus on his expanded remit."

Simon Duffy said: "I am delighted to be joining Orange at this important time in the development of wirefree services. Orange operates in a very competitive environment but has established itself as a world leader. I look forward to contributing to the group's ongoing success."

ends

Notes to Editors

- Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
- Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
- In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe's second largest mobile operator. The new Orange has operations in 20 countries across Europe and beyond, and aims to have a presence in markets covering 1.5 billion people worldwide by 2005.
- As at the end of March 2002, Orange had over 12.7 million customers in the UK, 18.3 million in France and approximately 40.5 million controlled customers worldwide.
- In May 2001, for the fourth consecutive year, the J.D. Power and Associates study on the UK mobile market ranked Orange UK number one for customer satisfaction.
- Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
- Orange UK now offers roaming on 262 networks in 116 countries.
- Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call the Orange media centre on 07973 201 911 or 020 7984 2000

BOARD APPOINTMENTS

Graham Howe to be Deputy Chief Executive and Chief Operating Officer
Simon Duffy to join as Chief Financial Officer

London and Paris 30 April 2002: Orange today announced that Graham Howe, currently Deputy Chief Executive and Chief Financial Officer of the Group, will become Deputy Chief Executive and Chief Operating Officer and that Simon Duffy is to become Chief Financial Officer. Both appointments become effective as of May 7 this year, and Simon will be proposed for appointment to the Board of Orange S.A. at the Board's next meeting on May 15.

Commenting, Jean-François Pontal, Chief Executive Officer of Orange, said:

"For the first time, Orange is creating the role of Group Chief Operating Officer. This and the appointment of Graham to this new role signal the different phase of Wirefree™ growth we are now entering.

"Mobile ownership in our developed markets is now widespread, and growth will increasingly come from customers taking advantage of the new voice, data and other capabilities of Wirefree™, all of which are set to change radically.

"This next phase of Wirefree™ growth requires a diversity of new services which meet customer needs, together with the mass availability of a new generation of handsets and the network infrastructure to support both. Looking ahead, we can see these enablers falling into place with progressively increasing pace. Graham's key role is to accelerate this wherever possible and to ensure that Orange takes maximum advantage of the new opportunities across our group, including our expanding new operations.

"I am also delighted to welcome Simon Duffy to Orange. He has the skills, experience and energy to be a first rate successor to Graham as Chief Financial Officer and to free Graham to focus on his new role. He strengthens and brings new blood to our top team."

Graham Howe said:

"Orange's strategy for the Wirefree™ future remains the same. For the customer, technology is irrelevant; but what it enables is highly relevant. We see mobile progressively becoming customers' primary device for voice communications. For a number, it already is; and the growth of voice services has a great deal further to go. In addition, data and other services will proliferate, adding enormously to Wirefree™ usage. This will take time. And we can see the key technology enablers now starting to come together, Orange's job is to offer our customers a journey through the new possibilities and to make that journey enjoyable, rewarding and equally available across our group."

The future's bright, the future's Orange.

Enquiries

Orange Media Centre Tel: 00 44 (0) 207984 2000
Denise Lewis, Group Director of Corporate Affairs
Niamh Byrne, Group Head of Global Media Relations

Citigate Dewe Rogerson Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle (00 44 (0) 7973 611 888)

Notes to Editors

1. Graham Howe

Aged 40, Graham is one of the founding Directors of Orange, having helped plan the creation of the business with Hans Snook from early 1993 prior to its launch on April 28,1994. He led the company through its original flotation in March 1996 and became the youngest ever Finance Director of a FTSE 100 company in June that year. In 1998 he was also appointed Deputy Chief Executive Officer, a role he has combined with that of being Chief Financial Officer through the changes of Orange's ownership first with Mannessmann (end 1999), and briefly Vodafone (early 2000), prior to the agreed acquisition by France Telecom announced in May 2000, which led to the flotation of the enlarged Orange Group in February last year.

Graham is married with three children.

2. Simon Duffy

Aged 52, Simon read Politics, Philosophy and Economics at Oxford University. He also gained an MBA from Harvard Business School.

Simon started his career at NM Rothschild & Sons Ltd. and since then has held a number of top operational and finance director roles. These include being General Manager, Treasury and Planning for Consolidated Gold Fields before joining Guiness, first as Director of Corporate Finance and then as Operations Director, United Distillers. In 1992 he became Group Finance Director of Thorn EMI. Following the demerger in 1996, Simon became Deputy Chairman and Group Finance Director of EMI Group.
In 1999, he joined World Online as Chief Executive Officer and Deputy Chairman leading the IPO and subsequent sale to Tiscalli. In 2001, he joined END2END, a Danish based wireless data company as Chief Executive Officer.

Simon is married with two children.